Consent of Independent Registered Public Accounting Firm

Net Element International, Inc.

Miami, Florida

We hereby consent to the incorporation by reference in the Joint Proxy Statement/Prospectus constituting a part of this Post-Effective Amendment No. 4 on Form S·3 to Registration Statement on Form S-4 (File No. 333-182076) of Net Element International, Inc. of our report dated July 2, 2013, relating to the balance sheet as of December 31, 2012 and the related statements of operations, changes in members’ deficit and cash flows for the year then ended of Unified Payments, LLC. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption "Experts" in the Prospectus.

/s/ BDO USA, LLP

Miami, Florida

August 8, 2013